[AURIGA LABORATORIES, INC. LETTERHEAD]
January 18, 2007

VIA EDGAR — CORRESPONDENCE FILING

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 6010
Washington D.C., 20549
Attn: Mr. Jeffrey Riedler

Re:	Auriga Laboratories, Inc.
Registration Statement on Form SB-2
Dear Mr. Riedler:
     Auriga Laboratories, Inc. (the “Company”), has reviewed the Securities and Exchange Commission (the “Commission”) letter dated January 16, 2007 (the “Comment Letter”) regarding the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), filed by the Company on January 9, 2007. The Company responds to the Comment Letter as follows:
     A. Response to Commission Comment 1 (“Experts”).
     Amendment No. 1 to the Registration Statement filed on the date hereof has been revised in response to this comment to clarify that the defined term “W&W” used in the Registration Statement refers to Williams & Webster, P.S.
     B. Response to Commission Comment 2 (“Signature Page”).
     Amendment No. 1 to the Registration Statement filed on the date hereof has been revised in response to this comment to include the signature of the Company’s principal accounting officer.
     If you have any further comments regarding this letter, the responses contained herein or the revisions to the Registration Statement, please contact directly the attorney for the Company, Deepak Nanda, at (310) 975-7912. Mr. Nanda’s facsimile number is (310) 557-8475.

Very truly yours, Auriga Laboratories, Inc.
/s/ Charles R. Bearchell
Charles R. Bearchell
Chief Financial Officer

cc:	Song P. Brandon (via EDGAR only)
Deepak Nanda, Esq.
Jason E. Lavender, Esq.